UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ares Core Infrastructure Fund
(Name of Issuer)
Ares Core Infrastructure Fund
(Name of Person(s) Filing Statement)
Class I Shares of Beneficial Interest
(Title of Class of Securities)
04021D108, 04021D207 and U22185109
(CUSIP Number of Class of Securities)
Class D Shares of Beneficial Interest
(Title of Class of Securities)
04021D306
(CUSIP Number of Class of Securities)
Class N Shares of Beneficial Interest
(Title of Class of Securities)
04021D405
(CUSIP Number of Class of Securities)
Class S Shares of Beneficial Interest
(Title of Class of Securities)
04021D504
(CUSIP Number of Class of Securities)

Noah Ehrenpreis
Ares Core Infrastructure Fund
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300
(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:
Monica J. Shilling, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800
February 20, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.   Summary Term Sheet.
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.
Item 2.   Subject Company Information.
(a)
The name of the issuer is Ares Core Infrastructure Fund (the “Fund”). The Fund is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 245 Park Avenue, 44th Floor, New York, New York 10167 and the telephone number is (212) 750-7300.

(b)
The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest, par value $0.01 per share (the “Class I Shares”), Class D common shares of beneficial interest, par value $0.01 per share (the “Class D Shares”), Class N common shares of beneficial interest, par value $0.01 per share (the “Class N Shares”) and Class S common shares of beneficial interest, par value $0.01 per share (the “Class S Shares” and together with Class I Shares, Class D Shares and Class N Shares, the “Shares”) or portions thereof. As of the close of business on January 31, 2026, there were approximately 91,879,497 Class I Shares outstanding, 26,377 Class D Shares outstanding, no Class N Shares outstanding and 3,340,618 Class S Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 5.0% of the Fund’s outstanding Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5.0% of the Fund’s Shares outstanding as of January 31, 2026.

(c)
Shares are not traded in any market.

Item 3.   Identity and Background of Filing Person.
(a)
The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Ares Capital Management II LLC (the “Adviser”) serves as the investment adviser for the Fund. The Adviser is located at 245 Park Avenue, 44th Floor, New York, New York 10167 and its telephone number is (212) 750-7300. The members of the Fund’s Board of Trustees (the “Board”) are Keith Derman, Julie Solomon, Sandra R. Anceleitz, Ann Torre Bates and Andrew Spence (each, a “Trustee”). The Co-Chief Executive Officers are Keith Derman and Steven Porto, the Chief Financial Officer and Treasurer is Christina Oh, the Chief Accounting Officer is Jay Henning and the Chief Compliance Officer is Lisa Morgan. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b) – (c)
Not applicable.

Item 4.   Terms of the Transaction.
(a)(1)(i)
Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 4,762,325 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on March 20, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)
The purchase price of a Share (or portion thereof) tendered will be its net asset value as of February 28, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference. Each Shareholder that tenders Shares that are accepted for purchase will be sent a written notice (the “Acceptance Notice”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will receive cash in an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The Form of the Acceptance Notice is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.
(iii)
The Offer is scheduled to expire on March 20, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)
Not applicable.

(v)
Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)
Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)
Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to the Fund’s transfer agent, SS&C Technologies, Inc.). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)
Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)
Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)
Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.

(xi)
Not applicable.

(xii)
Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)
Not applicable.

(b)
Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.   Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.
(a)
Not applicable.

(b)
Not applicable.

(c)
Not applicable.

(d)
Not applicable.

(e)
As described in the Fund’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers.

Except as described below, the Fund is not aware of any other agreement, arrangement, or understanding relating, directly or indirectly, to the Offer, whether or not legally enforceable, between: (i) the Fund, the Adviser, the Fund’s officers or members of the Board or any person controlling the Fund, the Adviser, the Fund’s officers or the Board; and (ii) any other person, with respect to the Shares. As described in the Annual Report, the Fund is conducting a continuous private offering of securities pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D promulgated under the Securities Act. Prior to the Fund electing to be regulated as a business development company, certain investors that purchased shares of the Fund’s shares of beneficial interest (that were later reclassified into Class I Shares) through a private placement conducted pursuant to Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated under the Securities Act entered into an agreement with the Adviser, pursuant to which each such investor agreed to restrictions on the percentage of its Shares such investor could tender in any anticipated quarterly tender offer by the Fund prior to the third or fourth quarter of 2026 or 2027, as applicable, in each case, subject to certain agreed-upon terms and limitations.
Item 6.   Purposes Of This Tender Offer and Plans or Proposals.
(a) – (b)
Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)
Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.   Source and Amount of Funds or Other Consideration.
(a) – (d)
Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.   Interest in Securities of the Issuer.
(a)
Based on the number of Shares outstanding as of January 31, 2026, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
Keith Derman	3,990	*
Julie Solomon	—	—
Sandra R. Anceleitz	—	—
Ann Torre Bates	—	—
Andrew Spence	—	—
Steven Porto	5,985	*
Christina Oh	—	—
Jay Henning	—	—
Entities affiliated with Ares Management Corporation(1)	1,351,421	1.4%

*
Less than 1%.

(1)
Ares Capital Management II LLC, the Fund’s investment adviser, is a subsidiary of Ares Management Corporation (“Ares”). Certain entities affiliated with Ares hold the shares set forth in the table above.

None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.
(b)
Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past 60 days, the Fund has issued no Shares to the Adviser or any person controlling the Fund or the Adviser, the Trustees and the executive officers of the Fund, including Shares issued pursuant to the Fund’s distribution reinvestment plan, receiving no proceeds from the Adviser, any Trustee or executive officer of the Fund, or any person controlling the Fund or the Adviser.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a)
No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.   Financial Statements.
(a)
Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and the Fund is a public reporting company under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

(b)
Not applicable.

Item 11.   Additional Information.
(a)(1) None.
(2) None.
(3) Not applicable.
(4) None.
(5) None.
(c)
The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.   Exhibits.
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Forms of Letter of Transmittal.
(a)(1)(iv)	Form of Notice from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(a)(1)(v)	Forms of Notice of Withdrawal of Tender.
(a)(2) – (4)	Not applicable.
(b)	None.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
EX-FILING FEES	Filing Fee Table.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ARES CORE INFRASTRUCTURE FUND
By:
/s/ Keith Derman

Name: Keith Derman
Title:    Co-Chief Executive Officer and Trustee
Dated: February 20, 2026

EXHIBIT INDEX
Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Forms of Letter of Transmittal.
(a)(1)(iv)	Form of Notice from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(a)(1)(v)	Forms of Notice of Withdrawal of Tender.
(b)	None.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
EX-FILING FEES	Filing Fee Table.